legal & compliance, llc

laura aNTHONy, esquire

LAZARUS ROTHSTEIN, ESQUIRE

CHAD FRIEND, ESQUIRE, LLM

JOHN CACOMANOLIS, ESQUIRE

MARC S. WOOLF, ESQUIRE

OF COUNSEL:

CRAIG D. LINDER, ESQUIRE

PETER P. LINDLEY, JD, CPA, MBA

STUART REED, ESQUIRE

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM Email: lrothstein@legalandcompliance.com

May 12, 2017

VIA ELECTRONIC EDGAR FILING

Johnny Gharib

Erin Jaskot

Division of Corporation Finance

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	OncBioMune Pharmaceuticals, Inc.
Post-Effective Amendment No. 3 to Form S-1
Filed May 1, 2017
File No. 333-208129

Dear Mr. Gharib and Ms. Jaskot:

We have electronically filed herewith on behalf of OncBioMune Pharmaceuticals, Inc. (the “Company”) Post-Effective Amendment No. 4 to the above-referenced registration statement on Form S-1 (“Amendment No. 4”). Amendment No. 4 is marked to show changes made from the previous filing. In addition, we have included a narrative response herein that correspond to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in its comment letter to Jonathan F. Head, Ph.D. dated May 11, 2017. We trust you shall deem Amendment No. 4 and the contents of this transmittal letter responsive to your comment letter.

Post-Effective Amendment No. 3 to Form S-1 filed May 1, 2017

Where You Can Find Additional Information, page 48

Comment 1. We note that you have elected to incorporate by reference documents filed after the effectiveness of your registration statement. It appears that your common stock is a penny stock and therefore you do not appear to be eligible to use incorporation by reference. Please revise your prospectus accordingly. Please see General Instruction VII.D.1(c) of Form S-1 for guidance.

Response: The Company has revised its disclosure to remove the disclosure regarding incorporation by reference documents filed after the effectiveness of its registration statement.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Division of Corporation Finance

Office of Healthcare and Insurance

Securities and Exchange Commission

May 12, 2017

Exhibits

Comment 2. Please revise the legal opinion to fill in the blanks for the registration statement file number.

Response: We have revised our legal opinion to fill in the blanks for the registration statement file number and updated the date to the date of filing.

General

Comment 3. We note that you have included a section entitled “Certain Relationships and Related Transactions” in your table of contents but that your disclosure does not include such section. Please revise your prospectus to include information regarding transactions with related persons as required by Item 404 of Regulation S-K. Please see Item 11(n) of Form S-1 for guidance.

Response: The Company has included the disclosure required by Item 404 of Regulation S-K on page 42 of the Registration Statement.

If the Staff has any comments regarding Amendment No. 4 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Lazarus Rothstein
Lazarus Rothstein, Esq.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OncBioMune Pharmaceuticals, Inc.

By:	/s/ Jonathan F. Head, Ph.D.
Jonathan F. Head, Ph.D. Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832